UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)

June 6, 2005

ACXIOM CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**0-13163**	**71-0581897**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Information Way, P.O. Box 8180
Little Rock, Arkansas 72203-8180
(Address of principal executive offices, including zip code)

(501)-342-1000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

The Registrant issued a press release, dated June 6, 2005 (the "Press Release"), which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits.

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACXIOM CORPORATION

By: /s/ Jerry C. Jones

Jerry C. Jones
Business Development/Legal Leader

Date: June 6, 2005

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

Exhibit 99.1

[ACXIOM LOGO]

Financial Relations:
Katharine Raymond
Investor Relations Coordinator
Acxiom Corporation
(501) 342-3545

Media Relations:
Dale Ingram
Public Relations Leader
Acxiom Corporation
(501) 342-4346
EACXM

Acxiom® Acknowledges Receipt of ValueAct Capital Letter

LITTLE ROCK, Ark — June 6, 2005 — Acxiom® Corporation (Nasdaq: ACXM) today confirmed that it has received a letter from ValueAct Capital indicating that ValueAct Capital is prepared to present an offer to acquire all outstanding shares of Acxiom common stock it does not already own at a purchase price of $23.00 per share. The Acxiom Board of Directors has reviewed the letter and, in the event ValueAct does present such an offer, will review it in accordance with the Board's fiduciary obligations.

"The Board of Directors and senior leadership strongly believe in the Company's business and current strategy. We remain committed, as we always have been, to delivering value and doing the right thing for our investors, our associates and our clients," said Acxiom Company Leader Charles D. Morgan.

Accompanying this press release is a copy of the ValueAct letter.

About Acxiom Corporation

Acxiom Corporation integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom innovative solutions are Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and Europe, and in Australia and China. For more information, visit www.acxiom.com.

ValueAct letter:

June 3, 2005

<u>VIA E-MAIL AND FEDERAL EXPRESS</u>

Mr. Charles Morgan
Chairman and Chief Executive Officer
Acxiom Corporation
1 Information Way
Little Rock, AR
72202

Dear Charles:

Beginning in the mid-1990's, principals of ValueAct Capital began following Acxiom Corporation (the "Company"). We watched the Company for many years before making our first purchase of Acxiom stock in June of 2003. At that time we were attracted by the apparent resilience demonstrated by Acxiom in the face of highly challenging business and market conditions and by the Company's dramatic improvement in cash generation from fiscal 2001 through fiscal 2003. Although we observed some fundamental weaknesses in the management of the business, we were impressed by Acxiom's stated plans to leverage its rich data assets into higher margin products, to develop a more scaleable service delivery model, and to operate with increased return-on-investment discipline. Based on comments by the Company to this effect, and on our continued due diligence, we increased our investment through the course of 2003.

In December of 2003 we met with you and advocated a public commitment to a Return on Assets (ROA) goal. An ROA goal was ultimately communicated to the public in May of 2004 in the Financial Roadmap. The May 2004 Financial Roadmap had a "long term goal" for ROA of 14-16%. The market's positive response to the introduction of the Company's Financial Roadmap was immediate and Acxiom's stock rose to multi-year highs. ValueAct Capital continued to add to its investment position based on our belief that Acxiom was strongly committed to the value-creating strategies underlying the Financial Roadmap.

However, we have been dismayed to see that not only have Acxiom's actions been in contrast to these stated goals, but that the Board of Directors of the Company has demonstrated a lack of willingness to acknowledge obvious management deficiencies and missteps and to take steps to put the Company on the path to strong financial performance.

Acxiom has not followed through on any of the major commitments it has made to increase shareholder value. Rather than holding to its public commitments to achieve meaningful margin expansion and increase returns-on-investment by driving growth with data products and by developing more standardized service delivery processes, Acxiom has instead chosen to drive growth through expansion of the IT Management segment, which is demonstrably the Company's lowest return, most capital intensive business. The Company has essentially abandoned the improved return-on-investment plans communicated in the May 2004 Financial Roadmap by lowering the long-term ROA goal from 14-16% to 10-14% (May 12, 2005 Roadmap). The lower ROA range moves the Company much closer to not earning its current cost of capital.

As you know, we have questioned the strength of the Company's financial management for some time. These concerns crystallized when it became apparent that management miscalculated the benefit of the Claritas and Consodata acquisitions. The original business reasons for these acquisitions may have been sound, but the financial analysis, forecasting and capital allocation processes were flawed. We were further troubled when the Company decided to exclude sizeable capital lease additions from the Roadmap definition of "Free Cash Flow". Based on discussions we had with you, we believed that you agreed with our view that the Company's financial expertise needed to be upgraded and strengthened, but we were disappointed and surprised when you later told us that the current financial management was "just fine".

Based on all of these facts and the performance of Acxiom's stock price, it is clear that the Company needs fresh and independent participation at the board level to help challenge management and bring critical financial acumen. When we began discussions about my possible addition to the Board, we believed that the Board recognized that it could benefit from the involvement of a Board member with extensive financial and public company board experience. At a minimum we thought that the Company was now committed to making major changes at the Board level. We now understand that the Acxiom Board of Directors was only making changes at the Board level to satisfy a NASDAQ corporate governance requirement and not to make a serious change that could improve the effectiveness of the Board.

As Acxiom's largest shareholder for nearly two years, we are no longer willing to sit on the sidelines as opportunities are lost and equity value is destroyed. The current regime has proven its inability to generate sustained equity returns over a ten-year period. Now that the promises of the last two years have proved to be illusory, it is time for the Board to put the Company in the hands of someone who recognizes the opportunity to unlock the Company's potential value and who is willing to provide appropriate value to shareholders today for such opportunity.

To that end, ValueAct Capital is prepared to present an offer to acquire 100% of the shares of Acxiom that we do not already own at a purchase price of $23.00 per share, a 25% premium to the 20-day average of closing prices for Acxiom common shares. We would prefer to meet with you, your independent directors or their advisers, at the earliest possible time to discuss these matters. Please be aware that ValueAct Capital is required to amend its current 13D filing to include this letter and intends to do so on Monday afternoon, June 6th.

Sincerely,

/s/ Jeffery W. Ubben

Jeffery W. Ubben
Managing Partner